Exhibit 99.6

VOTING PROXY

CASINO, GUICHARD-PERRACHON S.A.

THE UNDERSIGNED

Casino, Guichard-Perrachon S.A., a société anonyme under French law, having its seat at 1 Esplanade de France, 42000 Saint-Etienne, France, registered in the French Registry of Commerce and Companies under 554 501 171 R.C.S. Saint-Etienne (the “Principal”).

RECITALS

A.                                   On May 18, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2016 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   The Company has appointed Vistra B.V., being the independent third party within the meaning of best practice provision IV.3.12 of the Dutch Corporate Governance Code, as the sole member of the Company's proxy committee (hereinafter the “Proxy Committee”), with the power to vote the ordinary shares and special voting shares in the capital of the Company at the AGM, in accordance with the voting instructions given to it by the Company's shareholders and other parties entitled to vote on the relevant shares in the capital of the Company.

C.                                   The Principal holds a total of 190,974,069 ordinary shares (the “Ordinary Shares”) and an equal number of special voting depository receipts (the “Special Voting Depository Receipts”) in the capital of the Company.

D.                                   The board of directors of Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”), has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

E.                                   In accordance with Article 5.1 sub a. of the Terms, the Principal has requested and received from the Voting Depository a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling the Principal to vote a total of 190,974,069 special voting shares in the capital of the Company (the “Special Voting Shares”), corresponding with the Principal's Special Voting Depository Receipts, with the right of substitution.

F.                                    The Principal now wishes to grant the present voting proxy (the “Voting Proxy”) to the Proxy Committee.

1

HEREBY DECLARES

1.                                      The Principal hereby grants the Voting Proxy to the Proxy Committee in order to perform the following acts for and on behalf of the Principal:

a.                                       to attend, in the name and on behalf of the Principal, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Ordinary Shares and the Special Voting Shares, in the manner set out in Annex A hereto; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Proxy Committee is authorised to act also as an attorney-in-fact of one or more counterparties of the Principal.

4.                                      The relationship between the Principal and the Proxy Committee under this Voting Proxy is governed exclusively by the laws of the Netherlands.

5.                                      This Voting Proxy can be revoked by the Principal at any time.

(signature page follows)

2

Signature page to a power of attorney

Casino, Guichard-Perrachon S.A.
Name	:
Title	:
Date	:

3

ANNEX A

No.	Agenda item (voting items)	for	against	abstain*
2.	Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2016
3.	Reappointment of Eleazar de Carvalho Filho as Non-Executive Director
4.	Reappointment of Bernard Oppetit as Non-Executive Director
5.	Appointment of Yves Desjacques as Non-Executive Director
6.	Appointment of Peter Paul Estermann as Non-Executive Director
7.	Appointment of Emmanuel Olivier Grenier as Executive Director
8.	Authorization of the Board to acquire ordinary shares in the capital of the Company
9.	Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares
10.	Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

* Please note that if you do not record a vote one or more of the proposed agenda items listed above, your vote(s) will be considered to be a vote for the relevant agenda item(s).

4

VOTING PROXY

ALMACENES ÉXITO S.A.

THE UNDERSIGNED

Almacenes Éxito S.A., a company under the laws of Colombia, having its registered office at Carrera 48 # 32B, Sur-139, Envigado Antioquia, Colombia, registration number 0003490 (the “Principal”).

RECITALS

A.                                   On May 18, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2016 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   The Company has appointed Vistra B.V., being the independent third party within the meaning of best practice provision IV.3.12 of the Dutch Corporate Governance Code, as the sole member of the Company's proxy committee (hereinafter the “Proxy Committee”), with the power to vote the ordinary shares and special voting shares in the capital of the Company at the AGM, in accordance with the voting instructions given to it by the Company's shareholders and other parties entitled to vote on the relevant shares in the capital of the Company.

C.                                   The Principal holds a total of 659,383 ordinary shares (the “Ordinary Shares”) and an equal number of special voting depository receipts (the “Special Voting Depository Receipts”) in the capital of the Company.

D.                                   The board of directors of Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”), has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

E.                                   In accordance with Article 5.1 sub a. of the Terms, the Principal has requested and received from the Voting Depository a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling the Principal to vote a total of 659,383 special voting shares in the capital of the Company (the “Special Voting Shares”), corresponding with the Principal's Special Voting Depository Receipts, with the right of substitution.

F.                                    The Principal now wishes to grant the present voting proxy (the “Voting Proxy”) to the Proxy Committee.

1

HEREBY DECLARES

1.                                      The Principal hereby grants the Voting Proxy to the Proxy Committee in order to perform the following acts for and on behalf of the Principal:

a.                                       to attend, in the name and on behalf of the Principal, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Ordinary Shares and the Special Voting Shares, in the manner set out in Annex A hereto; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Proxy Committee is authorised to act also as an attorney-in-fact of one or more counterparties of the Principal.

4.                                      The relationship between the Principal and the Proxy Committee under this Voting Proxy is governed exclusively by the laws of the Netherlands.

5.                                      This Voting Proxy can be revoked by the Principal at any time.

(signature page follows)

2

Signature page to a power of attorney

Almacenes Éxito S.A.
Name	:
Title	:
Date	:

3

ANNEX A

No.	Agenda item (voting items)	for	against	abstain*
2.	Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2016
3.	Reappointment of Eleazar de Carvalho Filho as Non-Executive Director
4.	Reappointment of Bernard Oppetit as Non-Executive Director
5.	Appointment of Yves Desjacques as Non-Executive Director
6.	Appointment of Peter Paul Estermann as Non-Executive Director
7.	Appointment of Emmanuel Olivier Grenier as Executive Director
8.	Authorization of the Board to acquire ordinary shares in the capital of the Company
9.	Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares
10.	Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

* Please note that if you do not record a vote one or more of the proposed agenda items listed above, your vote(s) will be considered to be a vote for the relevant agenda item(s).

4

VOTING PROXY

MARNEYLECTRO B.V.

THE UNDERSIGNED

Marneylectro B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its corporate seat at Amsterdam (address: 1118 BH Schiphol, Schiphol Boulevard 231, trade register number 60838892)  (the “Principal”).

RECITALS

A.                                   On May 18, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2016 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   The Company has appointed Vistra B.V., being the independent third party within the meaning of best practice provision IV.3.12 of the Dutch Corporate Governance Code, as the sole member of the Company’s proxy committee (hereinafter the “Proxy Committee”), with the power to vote the ordinary shares and special voting shares in the capital of the Company at the AGM, in accordance with the voting instructions given to it by the Company’s shareholders and other parties entitled to vote on the relevant shares in the capital of the Company.

C.                                   The Principal holds a total of 220,481,500 ordinary shares (the “Ordinary Shares”) and an equal number of special voting depository receipts (the “Special Voting Depository Receipts”) in the capital of the Company.

D.                                   The board of directors of Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”), has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

E.                                   In accordance with Article 5.1 sub a. of the Terms, the Principal has requested and received from the Voting Depository a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling the Principal to vote a total of 220,481,500 special voting shares in the capital of the Company (the “Special Voting Shares”), corresponding with the Principal’s Special Voting Depository Receipts, with the right of substitution.

F.                                    The Principal now wishes to grant the present voting proxy (the “Voting Proxy”) to the Proxy Committee.

HEREBY DECLARES

1.                                      The Principal hereby grants the Voting Proxy to the Proxy Committee in order to perform the following acts for and on behalf of the Principal:

a.                                       to attend, in the name and on behalf of the Principal, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Ordinary Shares and the Special Voting Shares, in the manner set out in Annex A hereto; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Proxy Committee is authorised to act also as an attorney-in-fact of one or more counterparties of the Principal.

4.                                      The relationship between the Principal and the Proxy Committee under this Voting Proxy is governed exclusively by the laws of the Netherlands.

5.                                      This Voting Proxy can be revoked by the Principal at any time.

(signature page follows)

Signature page to a power of attorney

Marneylectro B.V.
Name	: O. Vela
Title	: director A
Date	:

Marneylectro B.V.
Name	: H. Loevendie
Title	: director B
Date	:

ANNEX A

No.	Agenda item (voting items)	for	against	abstain*
2.	Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2016
3.	Reappointment of Eleazar de Carvalho Filho as Non-Executive Director
4.	Reappointment of Bernard Oppetit as Non-Executive Director
5.	Appointment of Yves Desjacques as Non-Executive Director
6.	Appointment of Peter Paul Estermann as Non-Executive Director
7.	Appointment of Emmanuel Olivier Grenier as Executive Director
8.	Authorization of the Board to acquire ordinary shares in the capital of the Company
9.	Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares
10.	Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

* Please note that if you do not record a vote one or more of the proposed agenda items listed above, your vote(s) will be considered to be a vote for the relevant agenda item(s).